Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

AltaGas Ltd. (“AltaGas”)
1700, 355 — 4th Avenue S.W.
Calgary, AB
T2P 0J1

2.                                      Date of Material Change:

December 13, 2018.

3.                                      News Release:

A news release disclosing the nature and substance of the material change was issued by AltaGas on December 13, 2018 through the news wire services of Cision.

4.                                      Summary of Material Change:

On December 13, 2018, AltaGas announced, among other things, that: (a) the board of directors of AltaGas (the “Board”) completed a comprehensive review of AltaGas’ dividend and the Board has approved a reset of the dividend, with the Board declaring a January dividend of $0.08 per common share (the “Dividend Reduction”); and (b) it entered into a definitive agreement to indirectly sell its remaining approximately 55 percent interest in the Northwest British Columbia Hydro Electric Facilities (the “Northwest Hydro Facilities”) for approximately $1.39 billion subject to certain closing adjustments (the “Transaction”).

5.                                      Full Description of Material Change:

Dividend Reduction

The Board completed a comprehensive review of AltaGas’ dividend and approved a reset of the dividend to improve financial strength and ensure greater funding flexibility. The Board has declared a January dividend of $0.08 per common share, which equates to $0.96 annually. This represents a 56 percent reduction from AltaGas’ previously announced dividend.

Transaction

AltaGas together with its majority-owned subsidiaries, Northwest Hydro Limited Partnership (“Coast LP”) and Northwest Hydro GP Inc. (“Coast GP” and together with Coast LP, the “Coast Entities”) entered into a purchase and sale agreement in respect of the Transaction with Northwestern Hydro Acquisition Co II LP and Northwestern Hydro Acquisition Co III LP (collectively, the “Purchaser”), entities controlled by Axium Infrastructure Inc., as manager of Axium Infrastructure Canada II Limited Partnership, and Manulife Financial Corporation. The Transaction will be completed by way of a sale of limited partner units of Coast LP and a sale of common shares of Coast GP by AltaGas. The Coast Entities collectively own a majority of the limited partner units of Coast Mountain Hydro Limited Partnership and all of the securities of its general partners which collectively hold the Northwest Hydro Facilities. The closing of the Transaction is subject to third party consents and regulatory approvals.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Brad Grant
Executive Vice President, Chief Legal Officer
AltaGas Ltd.
Tel:                           (403) 691-7575

9.                                      Date of Report:

December 18, 2018.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “expect”, “opportunity” and similar expressions suggesting future events or future performance, as they relate AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the expected benefits of the Dividend Reduction. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made.  AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations. Many factors could cause AltaGas’ performance or achievements to vary from those described in this document. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document, and such forward-looking statements included in this document, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this document. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law.

The forward-looking statements contained in this document are expressly qualified by these cautionary statements.